

07002978

SEC... COMMISSION
Washington, D.C. 20549



RECEIVED
FEB 27 2007
WASH. D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16444

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rives, Leavell & Co., ~~Inc.~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1430 Lelia Drive
(No. and Street)

Jackson	MS	39216
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roland Q. Leavell — 601-948-4500 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eubank & Betts, PLLC
(Name – *if individual, state last, first, middle name*)

P. O. Box 16090	Jackson	MS	39236
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Roland Q. Leavell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rives, Leavell & Co., Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

NOTARY PUBLIC STATE OF MISSISSIPPI AT LARGE
MY COMMISSION EXPIRES: May 7, 2010
BONDED THRU NOTARY PUBLIC UNDERWRITERS

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIVES, LEAVELL & CO., INC

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

CONTENTS



EUBANK & BETTS
A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS
3820 I-55 North, Suite 100 (39211) P.O. Box 16090
Jackson, Mississippi 39236-6090
Telephone 601-987-4300 *Fax* 601-987-4314
E-mail: firm@eubankbetts.com
Website: www.eubankbetts.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

We have audited the accompanying statements of financial condition of Rives, Leavell & Co., Inc. as of December 31, 2006 and 2005 and the related statements of income (loss), changes in stockholder's equity, cash flows and changes in subordinated borrowings for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rives, Leavell & Co., Inc. as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America .



EUBANK & BETTS, PLLC

Jackson, Mississippi
February 7, 2007

RIVES, LEAVELL, & CO., INC.
Statement of Financial Condition

ASSETS

	December 31 2006	December 31 2005
Cash	$ 159,851	$ 96,031
Accounts receivable	53,121	114,083
Prepaid expenses	27,277	21,094
Income taxes receivable	925	15,413
Equipment, net of accumulated depreciation of $409,818 and $359,627 , respectively	112,154	150,353
Cash surrender value of life insurance	3,864	-
Deferred income tax	6,000	-
Total assets	$ 363,192	$ 396,974

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	2005
Liabilities:		
Accounts payable	$ 3,663	$ 1,627
Accrued expenses	17,026	19,696
Payable to affilate	17,305	17,305
Deferred income taxes	-	17,500
Total liabilities	37,994	56,128
Subordinated borrowings	142,000	142,000
Stockholder's equity:		
Common stock - $1 par value; 500,000 shares authorized; 61,800 shares issued and outstanding	61,880	61,880
Additional paid in capital	350,100	300,100
Retained earnings (deficit)	(228,782)	(163,134)
Total stockholder's equity	183,198	198,846
Total liabilities and stockholders' equity	$ 363,192	$ 396,974

See accompanying notes to financial statements.

RIVES, LEAVELL, & CO., INC.
Statements of Income (Loss)

	For The Year Ended December 31	
	2006	2005
Revenues:		
Service fees, net of origination costs of $-0- and $310,429, respectively	$ 817,932	$ 995,952
Commissions and brokerage, net of orignation costs of $-0- and $291,498, respectively	668,879	772,354
Broker service fees	221,186	219,156
Interest Income	4,116	4,335
Other	3,830	4,596
Total revenues	1,715,943	1,996,393
Expenses:		
Salaries	962,907	1,209,601
Advertising	15,055	18,255
Business development	8,272	12,581
Commissions	178,140	166,001
Depreciation	50,190	41,856
Executive management and consultation	200	-
Dues and subscriptions	22,232	27,948
Insurance	94,764	113,602
Interest	13,920	13,490
Office and miscellaneous	90,296	125,227
Postage and freight	29,033	38,262
Payroll taxes	78,032	94,550
Printing costs	29,972	37,560
Professional fees	29,629	31,251
Profit sharing plan	16,412	54,316
Rent	111,773	116,673
Taxes - other than payroll	7,552	8,384
Telephone	23,473	20,532
Travel	40,184	46,309
Total expenses	1,802,036	2,176,398
Net income (loss) from operations before income tax expense	(86,093)	(180,005)
Income tax expense (benefit)	(20,445)	(13,963)
Net income (loss)	$ (65,648)	$ (166,042)

See accompanying notes to financial statements.

RIVES, LEAVELL, & CO., INC.

Schedule of Changes in Stockholder's Equity

	For The Year Ended December 31	
	2006	2005
Common Stock:		
Balance, beginning of year	$ 61,880	$ 61,880
Changes during the year	-	-
Balance, end of the year	61,880	61,880
Additional paid-in capital:		
Balance, beginning of year	300,100	230,100
Capital contributed during year	50,000	70,000
Balance, end of the year	350,100	300,100
Retained earnings (deficit):		
Balance, beginning of the year	(163,134)	22,908
Dividends declared and paid	-	(20,000)
Net income (loss) for year	(65,648)	(166,042)
Balance, end of year	(228,782)	(163,134)
Total stockholder's equity	$ 183,198	$ 198,846

See accompanying notes to financial statements.

RIVES, LEAVELL, & CO., INC.
Statements of Cash Flows

	For The Year Ended December 31	
	2006	2005
Cash flows from (used for) operating activities:		
Net income	$ (65,648)	$ (166,042)
Adjustments to reconcile net income to net cash provided by operating activities:		
Non-cash items:		
Depreciation expense	50,190	41,856
Deferred income taxes	(23,500)	(17,500)
Changes in assets and liabilities during the year:		
Decrease in income taxes receivable	14,488	8,980
Decrease in accounts receivable	60,962	19,127
Increase in prepaid expenses	(6,183)	(108,506)
(Increase) decrease in accounts payable	2,036	(7,187)
Decrease in accounts payable	(2,670)	(19,174)
Increase (decrease) in cash surrender value of life insurance	(3,864)	-
Cash flows from (used for) operating activities	25,811	(248,446)
Cash flows used for investing activities		
Cash paid for purchases of fixed assets	(11,991)	(7,511)
Cash flows from (used for) financing activities:		
Proceeds from additional paid-in capital	50,000	70,000
Dividends declared and paid	-	(20,000)
Advances from (payments to) affilates - net	-	17,305
Cash provided by financing activities	50,000	67,305
Net increase (decrease) in cash	63,820	(188,652)
Cash and cash equivalents, beginning of year	96,031	284,683
Cash and cash equivalents, end of year	$ 159,851	$ 96,031
Supplemental disclosures:		
Interest paid during the year	$ 13,587	$ 10,070
Income tax paid (received) during the year	$ (12,259)	$ (13,725)

See accompanying notes to financial statements.

RIVES, LEAVELL, & CO., INC.

Schedule of Changes in Subordinated Borrowings

	For The Year Ended December 31	
	2006	2005
Subordinated borrowings, beginning of year	$ 142,000	$ 142,000
Changes during year	-	-
Subordinated borrowings, end of year	$ 142,000	$ 142,000

See accompanying notes to financial statements.

RIVES, LEAVELL & CO., INC.
Notes to Financial Statements
December 31, 2006 and 2005

Note 1 - Summary of significant accounting policies:

The summary of significant accounting policies is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America for the years ended December 31, 2006 and 2005.

Organization, nature of business and market concentrations:

The Company was incorporated in 1971, under the laws of the State of Alabama. In 1987, operations of the Company were transferred to Jackson, Mississippi. The Company engages in origination and brokerage activities for churches and non-profit institutions in various states, where registered, in the continental United States of America. The Company is registered with the Securities and Exchange Commission and qualified as a broker-dealer in thirty-four states.

On April 21, 1998, the shareholders of Rives, Leavell & Co., Inc. exchanged and transferred all outstanding shares of common stock of the Company to RLC Holding Company, Inc. (RLC) for the outstanding shares of common stock of RLC, establishing Rives, Leavell & Co., Inc. as a wholly-owned subsidiary of RLC. In February, 2007, the holding company was liquidated, and the common shares of the Company were transferred to the single shareholder of RLC.

Recognition of revenues and expenses and basis of presentation:

The Company uses the accrual method of accounting. Revenues are recognized when earned, and expenses are recognized when incurred. The accompanying financial statements include the assets, liabilities, equity and financial activities of the Company.

Service fee and retail brokerage revenues are recognized as income, and service fees and retail brokerage commissions as expense, upon the satisfaction of the minimum escrow of certain bond issues. This escrow amount is normally a minimum of 40 percent of bond proceeds or such amount considered necessary to facilitate a first mortgage on the property of the Issuer of the bonds.

During 2006 and 2005, Rives, Leavell & Co., Inc. earned additional service fee revenue from church underwriting activities related to "when issued savings." Such revenue is derived from church assignments of escrowed funds to the Company, under underwritten bond programs, which have been, or will be, accumulated at the paying agent. The Company recognizes revenue as earnings on church sinking fund payments from bond issuance dates accumulate in excess of debt service requirements for bonds issued to investors subsequent to the date-of-closing issuance dates.

For the year ended December 31, 2006 and 2005, service fee revenue includes $11,659 and $160,481 from the assignment of "when issued savings" from various churches. Included in accounts receivable at December 31, 2006 and 2005 is $41,460 and $95,662, respectively, from the assignments, related to both simple and compound bonds programs of the respective church bond programs.

RIVES, LEAVELL & CO., INC.
Notes to Financial Statements
December 31, 2006 and 2005

Note 1 - Summary of significant accounting policies (Continued):

Equipment and depreciation:
Equipment is stated at cost less accumulated depreciation. For financial reporting, estimates of depreciation are provided by the straight-line method over lives ranging from five to seven years. Maintenance and repairs are charged to expense as incurred. For income tax purposes, depreciation is provided under statutory accelerated methods.

Cash and cash equivalents:
For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with initial maturities of less than three months to be cash equivalents.

Profit-sharing plan:
The Company has a defined contribution 401(k) retirement plan. The Plan covers all employees who have incurred more than 500 hours of service during the year. Participants can elect to contribute up to the maximum percentage of compensation allowed by the Internal Revenue Code. The Company made matching contributions for participants of up to $1,000 per participant in 2006 and $3,000 per participant in 2005.

Income taxes:
The Company files consolidated income tax returns with its parent corporation, RLC Holding Company, Inc. Income tax expense is allocated to all companies based upon their respective share of consolidated taxable income. The various state returns are filed based on the taxable income in each state.

Certain items, such as depreciation and limitations on charitable contributions, are accounted for differently for financial reporting and income tax purposes. Deferred income taxes are provided in recognition of these timing differences.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs:
The Company follows the policy of expensing all advertising costs as incurred.

RIVES, LEAVELL & CO., INC.
Notes to Financial Statements
December 31, 2006 and 2005

Note 2 - Income taxes:

Income tax expense (benefit) is comprised of the following:

	Year Ended December 31	
	2006	2005
Current provision/benefit:		
Federal	$ 3,055	$ (2,273)
State	-	5,810
Deferred	(23,500)	(17,500)
Income tax expense (benefit)	$(20,445)	$(13,963)

A reconciliation of income taxes at statutory rates to income tax expense (benefit) follows:

	Year Ended December 31	
	2006	2005
Federal income taxes (benefit) at 34% maximum statutory rates	$(29,270)	$(61,200)
Effects of permanent differences	8,766	8,286
Effect of different Federal income tax brackets	59	33,141
State income taxes	-	5,810
Income tax expense (benefit)	$(20,445)	$(13,963)

The deferred tax asset (liability) consists of the following components:

	Year Ended December 31	
	2006	2005
Depreciation	$(26,090)	$(31,300)
Net operating loss carryforward	32,090	13,800
	$ 6,000	$(17,500)

Note 3 - Net capital requirements:

As a registered broker-dealer, Rives, Leavell & Co., Inc. is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 dealing with the "Net Capital Rule" for brokers and dealers. The rule requires that a registered firm's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined.

At December 31, 2006, the Company's net capital ratio (defined as aggregate indebtedness divided by net capital) was 29.43 percent. Its net capital was $129,107.

At December 31, 2006, the Company's debt to debt-equity ratio computed in accordance with Rule 15c3-1(d) was 22 percent.

Note 4 - Service fee agreement:

The Company operates under the terms of a service fee agreement with Reliance Trust Company of Atlanta, Georgia. The agreement provides that Reliance will receive, review, and accept the positions of Registrar, and Paying, Escrow, and Disbursing Agent with respect to all qualified programs originated by Rives, Leavell & Co., Inc. Substantially, all bond issues directed by Rives, Leavell & Co., Inc. during the years ended December 31, 2006 and 2005 were served by Reliance Trust Company under the agreement.

Under such agreement, the Company agrees to provide administrative and consulting services in the development and closing of bond issues. In return for these services, the Company receives broker service fees revenue from Reliance Trust Company.

Note 5 - Operating leases:

The Company leases its office space from Partners III, LLC, an entity owned by one of the shareholders of RLC Holding Company, and, in 2006 and 2005, paid $86,523 to the lessor under the lease agreement. The agreement provides for monthly rent of $8,652 through June 30, 2007.

On December 31, 2006 and 2005, the Company owed $17,305 to Partners III, LLC under the agreement.

Note 6 - Concentrations of risk:

The Company has funds deposited in financial institutions which at times exceed the $100,000 insurance provided by the Federal Deposit Insurance Corporation.

Note 7 – Subordinated borrowings:

The Company has subordination agreements with RLC Holding Company, for an aggregate amount of $142,000. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. The borrowings may not be paid to the extent that they are required for the Company's continued compliance with minimum net capital requirements. Details of the subordinated notes are as follows:

Due Date	December 31	
	2006	2005
December 31, 2007 (9.5 percent)	$ 72,000	$ 72,000
September 1, 2016 (prime plus 2.5 percent (10.75 percent at December 31, 2006)	70,000	70,000
	$142,000	$142,000

On February 7, 2007, the Company financed an additional $58,000 in subordinated borrowings, at a rate of prime plus 2.5%, due on September 1, 2016. At that same time, the 9.5 percent note was refinanced at a rate of prime plus 2.5 percent, and its maturity was extended to September 1, 2016.

Note 8 – Transactions with related parties:

During 2005, Rives, Leavell & Co., Inc. engaged in transactions with Foundation Capital Resources, Inc., a real estate investment trust managed by One Capital Advisors, LLC. Until June 30, 2004, certain shareholders of RLC Holding Company, Inc. were members of One Capital Advisors, LLC. During 2005, specifically designated bonds underwritten by Rives, Leavell & Co., Inc. were sold or pledged as collateral to Foundation Capital Resources, Inc. for loans to various church issuers. In connection with these loans, the Company allocated $601,926 of its revenue from such bonds in 2005, respectively, to Foundation Capital Resources, Inc. Accordingly, these origination costs are reflected as reductions in brokerage and service fees revenue in the accompanying statements of income for 2005.



EUBANK & BETTS
A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS
3820 I-55 North, Suite 100 (39211) P.O. Box 16090
Jackson, Mississippi 39236-6090
Telephone 601-987-4300 *Fax* 601-987-4314
E-mail: firm@eubankbetts.com
Website: www.eubankbetts.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

Our report on our audits of the basic financial statements of Rives, Leavell & Co., Inc. for 2006 and 2005 appears on Page 2. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required under rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eubank & Betts

EUBANK & BETTS, PLLC

Jackson, Mississippi
February 7, 2007

Schedule 1

RIVES, LEAVELL & CO., INC.
Computation of Net Capital Under Rule 15c3-1
December 31, 2006

Net capital

Total stockholders' equity	$ 183,198
Additions:	
Subordinated borrowings	142,000
	325,198
Deductions and charges:	
Less non - allowable assets:	
Equipment, net of accumulated depreciation	(112,155)
Accounts receivable	(42,960)
Prepaid expenses	(27,277)
Deferred income taxes	(6,000)
Cash surrender value of life insurance	(3,864)
Income tax receivable	(925)
	(193,181)
Net capital before haircuts on security positions	132,017
Haircuts on security positions	(2,910)
Net capital	$ 129,107

Aggregate indebtedness

Items included in the statement of financial condition:	
Accounts payable	$ 3,663
Accrued expenses	17,026
Payable to affiliate	17,305
	$ 37,994

Computation of basic net capital requirements

Minimum net capital required, 6-2/3% of aggregate indebtedness or $5,000	$ 5,000
Excess net capital	$ 124,107

Ratio of aggregate indebtedness to net capital	29.43%
Debt to debt-equity ratio	22.00%

Schedule 2

RIVES, LEAVELL & CO., INC.
Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2006

Inasmuch as the net capital per Part IIA of the quarterly December 31, 2006 FOCUS report, as originally filed, was in agreement with Schedule 1 of this report; no reconciliation is necessary.

Schedule 3

RIVES, LEAVELL & CO., INC.
Customer Protection Reserve Requirement
December 31, 2006

The Company acts solely in an agency capacity, and, as such, does not clear transactions or maintain customer accounts. Accordingly, in accordance with Sub-paragraph (K)(2)(1), the Company is exempt from the Customer Protection Reserve requirement.



EUBANK & BETTS
A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS
3820 I-55 North, Suite 100 (39211) P.O. Box 16090
Jackson, Mississippi 39236-6090
Telephone 601-987-4300 *Fax* 601-987-4314
E-mail: firm@eubankbetts.com
Website: www.eubankbetts.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

In planning and performing our audit of the financial statements and supplemental schedules of Rives, Leavell & Co., Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13; and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Rives, Leavell & Co., Inc. as of and for the year ended December 31, 2006, and this report does not affect our report thereon dated February 7, 2007.

We did note that the Company's limited accounting staff's size does not provide for adequate segregation of duties in the various accounting functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



EUBANK & BETTS, PLLC

Jackson, Mississippi
February 7, 2007

END